UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

AeroCentury Corp.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

007737-10-9

(CUSIP Number)

January 10, 2012

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)
☒	Rule 13d-1(c)
☐	Rule 13d-1(d)

1	Name of Reporting Person I.R.S. Identification Nos. of Above Persons (Entities Only) Lee G. Beaumont

2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3	SEC Use Only

4	Citizenship or Place of Organization United States of America

Number of Shares Beneficially Owned by Each Reporting Person With:	5	Sole Voting Power 84,500

	6	Shared Voting Power 0

	7	Sole Dispositive Power 84,500

	8	Shared Dispositive Power 0

9	Aggregate Amount Beneficially Owned by Each Reporting Person: 84,500

10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions ☐

11	Percent of Class Represented by Amount in Row 9 5.5%*

12	Type of Reporting Person (See Instructions) IN

* Calculation based on 1,543,577 shares outstanding pursuant to AeroCentury Corp.’s quarterly report on Form 10-Q for the period ended September 30, 2011.

Item 1 (a).	Name of Issuer: AeroCentury Corp.
Item 1 (b).	Address of Issuer’s Principal Executive Offices: 1440 Chapin Avenue, Suite 310 Burlingame, CA 94010

Item 2(a).	Name of Person Filing: Lee G. Beaumont
Item 2(b).	Address of Principal Business Office, or if none, Residence: 2090 Centro Street, East Tiburon, CA 94920
Item 2(c).	Citizenship: United States of America
Item 2(d).	Title of Class of Securities: Common Stock
Item 2(e).	CUSIP Number: 007737-10-9

Item 3:	Not applicable.

Item 4.	Ownership.
(a) Amount beneficially owned: 84,500
(b) Percent of class: 5.5%
(c) Number of shares as to which such person has:
(i) Sole power to vote or to direct the vote: 84,500.
(ii) Shared power to vote or to direct the vote: 0,
(iii) Sole power to dispose or to direct the disposition of: 84,500,
(iv) Shared power to dispose or to direct the disposition of: 0

Items 5.	Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities check the following   ☐

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.
Not applicable

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.
Not applicable

Item 8.	Identification and Classification of Members of the Group.
Not applicable

Item 9.	Notice of Dissolution of Group.
Not applicable

Item 10.	Certification.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having such purpose or effect.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

January 12, 2012
(Date)
/s/Lee G. Beaumont
(Signature)
Lee G. Beaumont
(Name/Title)